

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2021

Peter Haskopoulos
Chief Financial Officer
Decarbonization Plus Acquisition Corp. III
2744 Sand Hill Road, Suite 100
Menlo Park, CA 94025

   Re: **Decarbonization Plus Acquisition Corp. III**
       Registration Statement on Form S-4
       Exhibit Nos. 10.11, 10.12, 10.13, 10.14, 10.15, and 10.16
       Filed August 10, 2021
       File No. 333-258681

Dear Mr. Haskopoulos:

   We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

               Sincerely,

               Division of Corporation Finance